United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kathryn Jacobson

Staff Accountant

Re:	MobiFon Holdings BV
Form 20-F for the fiscal year ended 31 December 2004
Form 6-K
Filed 19 May 2005
File No. 333-108879

Capelle aan den IJssel, 23 August 2005

Dear Ms. Jacobson,

We have received the letter from Mr. Spirgel dated 10 August 2005 regarding the above mentioned filings. We are writing to inform you that, due to both the time necessary to draft an appropriate response and various administrative matters resulting from our recent acquisition by Vodafone Group Plc, including a change in fiscal year end and change in Principal Accountant, we intend to submit the information requested in your letter in mid September 2005.

Please address future correspondence related to these filings to Michiel Heere as he has replaced Yves Normand as Chief Financial Officer. His contact details are as follows:

MobiFon Holdings B.V.

Rivium Quadrant 173-177

2909 LC Capelle aan den IJssel

The Netherlands

Telephone	+31 (0) 104 987 727
Fax	+31 (0) 104 987 722

Yours sincerely,

/s/ M L J M Heere	/s/ E A J De Rijk

MobiFon Holdings B.V.	MobiFon Holdings B.V.

Michiel Heere	Erik de Rijk
Chief Financial Officer	Chief Executive Officer

cc:	Larry Spirgel, US Securities and Exchange Commission
Kyle Moffatt, US Securities and Exchange Commission
Robbie Barr, Vodafone Group Plc
Vince Niblett, Deloitte & Touche, LLP
Patrick Bosse, Ernst & Young, LLP